# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inflection Point Acquisition Corp. V, CIK 0002028355
CUSIP: G6001J107
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Address of issuer's principal executive offices: 167 Madison Ave, Suite 205 #1017, New York, New York (NY), 10016
Date of event which requires filing of this statement: 09/24/2026
Filed by CIK 0002062187
Persons authorized to receive notices and communications: Michael Blitzer, 167 Madison Ave, Suite 205 #1017, New York, New York (NY), 10016, 212-476-6908

## Reporting persons
- Inflection Point Fund I, LP (CIK 0002062187): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Inflection Point GP I LLC (CIK 0002062003): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited liability company
- Michael Blitzer (CIK 0001458423): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.0001 par value per share
Name of issuer: Inflection Point Acquisition Corp. V
Address of issuer's principal executive offices: 167 Madison Ave, Suite 205 #1017, New York, New York (NY), 10016
Comment: Explanatory Note: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission ("SEC") on September 16, 2025 (the "Schedule 13D") by Inflection Point Fund I, LP ("IPF"), Inflection Point GP I LLC ("IPG") and Michael Blitzer (collectively, the "Reporting Persons"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 24, 2026 and September 25, 2026, the Issuer consummated its previously-announced business combination (the "Business Combination") with GOWell Technology Limited ("GOWell"), GOWell Energy Technology ("PubCo"), and IPCV Merger Sub Limited ("Merger Sub"). In connection with the Business Combination, among other things, (a) on September 24, 2026, the Issuer merged with and into PubCo, as a result of which the separate corporate existence of the Issuer ceased and PubCo continued as the surviving company (the "First Merger"), and (b) on September 25, 2026, Merger Sub merged with and into GOWell, as a result of which the separate corporate existence of Merger Sub ceased and GOWell continued as the surviving company and a wholly-owned direct subsidiary of PubCo (the "Second Merger").

Prior to the Business Combination, the aggregate number of Class A Shares beneficially owned by the Reporting Persons was 990,000 shares, which included 990,000 Class A Shares issuable upon the conversion of 990,000 Class B Shares held by the reporting person which may be converted at any time and from time to time at the option of the Reporting Persons.

In connection with the Business Combination, prior to the First Merger, such 990,000 Class B Shares were converted on a one-for-one basis into 990,000 Class A Shares. Further, pursuant to the First Merger, each resulting Class A Share of the Issuer was converted into one ordinary share of PubCo. As a result, following the First Merger, the Reporting Persons beneficially owned 0 Class A Shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows (7) through (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).

IPGP is the general partner of IPF and Mr. Blitzer controls IPG. Voting and dispositive power over securities beneficially owned by IPF are vested in an investment committee of three members, including Michael Blitzer, former Chairman and Chief Executive Officer of the Issuer, Kevin Shannon, former Chief Operating Officer of the Issuer, and a third individual who does not have, and has not had during the past three years, any relationship with the Issuer or any of its predecessors or affiliates. Under the so-called "rule of three," if voting and dispositive decisions regarding an entity's securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of the entity's securities. Each IPG and Michael Blitzer disclaim any beneficial ownership of the securities held by IPF other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in rows (7) through (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(a).

The Reporting Persons have sole voting and dispositive power over the Class A Shares reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Class A Shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Inflection Point Fund I, LP: /s/ Michael Blitzer, Managing Member of the General Partner of Inflection Point Fund I LP (09/25/2026)
- Inflection Point GP I LLC: /s/ Michael Blitzer, Managing Member of Inflection Point GP I LLC (09/25/2026)
- Michael Blitzer: /s/ Michael Blitzer, Michael Blitzer (09/25/2026)